Exhibit 99.1

FIFTH AMENDMENT TO AMENDED AND RESTATED UNCOMMITTED MASTER SHELF AGREEMENT

THIS FIFTH AMENDMENT dated as of April 14, 2012 (the “Fifth Amendment”) to the Amended and Restated Uncommitted Master Shelf Agreement dated as of November 16, 2000 and amended and restated as of December 15, 2005, and further amended by First Amendment to Uncommitted Master Shelf Agreement dated as of May 17, 2006, Second Amendment to Uncommitted Master Shelf Agreement dated as of April 14, 2009, Third Amendment to Uncommitted Master Shelf Agreement dated as of February 22, 2010 and Fourth Amendment to Uncommitted Master Shelf Agreement dated as of January 1, 2011, now among ARC Resources Ltd. (the “Corporation”), Prudential Investment Management, Inc., The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Prudential Retirement Insurance and Annuity Company, Forethought Life Insurance Company and ING Life Insurance & Annuity Company, as holders (the “holders”) of the existing senior notes (the “Notes”) of the Corporation issued thereunder (as so amended, the “Master Shelf Agreement”).

RECITALS:

The Corporation and the holders wish to extend the period during which notes may be issued under the Master Shelf Agreement, and effect certain other amendments to the Master Shelf Agreement as provided herein.

Capitalized terms used herein shall have the respective meanings ascribed thereto in the Master Shelf Agreement unless defined herein or the context shall otherwise require.

NOW THEREFORE, upon the satisfaction of the conditions precedent to the effectiveness of this Fifth Amendment set forth in Section 2 hereof, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree with each other as follows:

1.                        Amendments to Master Shelf Agreement

Effective on the Effective Date (as hereinafter defined), the Master Shelf Agreement is amended as follows:

(a)	Extension of Issuance Period. Paragraph 2B of the Master Shelf Agreement is deleted and the following substituted therefor:

2B.           Issuance Period.       Notes may be issued and sold pursuant to this Agreement until the earlier of (i) April 14, 2015 (or if such date is not a Business Day, the Business Day next preceding such date), and (ii) the 30th day after Prudential shall have given to the Corporation, or the Corporation shall have given to Prudential, a written notice stating that it elects to terminate the issuance and sale of notes pursuant to this Agreement (or if such 30th day is not a Business Day, the Business Day next preceding such 30th day).  The period during which Notes may be issued and sold pursuant to this Agreement is herein called the “Issuance Period”.

(b)	Issuance Fee. Paragraph 2I(1) of the Master Shelf Agreement is deleted and the following substituted therefor:

2I(1)    Issuance Fee. The Corporation will pay to Prudential in immediately available funds a fee (the “Issuance Fee”) on each Closing Day after [date has been redacted] in an amount equal to [Rate has been redacted] of the aggregate principal amount of Notes sold on such Closing Day.

(c)	Terrorism Sanctions Regulations. Paragraph 6R of the Master Shelf Agreement is deleted and the following substituted therefor:

6R.       Terrorism Sanctions Regulations.  The Corporation will not and will not permit any Controlled Entity to (a) become a Blocked Person, (b) have any investments in or engage in any dealings or transactions with any Blocked Person if such investments, dealings or transactions would cause any holder of a Note to be in violation of any laws or regulations that are applicable to such holder, (c) engage in any activity that could subject any holder of a Note to sanctions under CISADA or under any applicable federal or state law that imposes sanctions on or otherwise penalizes Persons that engage in investment activities in or otherwise do business with Iran or any other country that is subject to an OFAC Sanctions Program, or (d) engage in any dealings or transactions with any Canadian Sanctions Designated Person.

(d)	Foreign Assets Control Regulations, Etc. Paragraph 8Y of the Master Shelf Agreement is deleted and the following substituted therefor:

8Y.       Foreign Assets Control Regulations, Etc.

(a)         Neither the Corporation nor any Controlled Entity is (i) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, U.S. Department of Treasury (“OFAC”) (an “OFAC Listed Person”) or (ii) a department, agency or instrumentality of, or is otherwise controlled by or acting on behalf of, directly or indirectly, (x) any OFAC Listed Person or (y) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions Program (each OFAC Listed Person and each other Person, entity, organization and government of a country described in clause (ii), a “Blocked Person”).  Neither the Corporation nor any Controlled Entity is engaged in any activity that could subject any holder to sanctions under CISADA or under any applicable state law that imposes sanctions on Persons that do business with Iran or any other country that is subject to an OFAC Sanctions Program.

(b)        No part of the proceeds from the sale of the Notes hereunder constitutes or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used, directly by the Corporation or indirectly through any Controlled Entity, in connection with any investment in, or any transactions or dealings with, any Blocked Person.

(c)        To the Corporation’s actual knowledge after making due inquiry, neither the Corporation nor any Controlled Entity (i) is under investigation by any Governmental/Judicial Body for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under any applicable law (collectively, “Anti-Money Laundering Laws”), (ii) has been assessed civil penalties under any Anti-Money Laundering Laws or (iii) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws. The Corporation has taken reasonable measures appropriate to the circumstances (in any event as required by applicable law) to ensure that the Corporation and each Controlled Entity is and will continue to be in compliance with all applicable current and future Anti-Money Laundering Laws.

(d)        No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for any improper payments to any governmental official or employee, political party, official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage in violation of applicable law.  The Corporation has taken reasonable measures appropriate to the circumstances (in any event as required by applicable law) to ensure that the Corporation and each Controlled Entity is and will continue to be in compliance with all applicable current and future anti-corruption laws and regulations.

(e)        Neither the Corporation nor any Controlled Entity is (i) a Person described or designated under the provisions of the Special Economic Measures Act (Canada) or the United Nations Act (Canada), or any associated regulations (each a “Canadian Sanctions Designated Person”), (ii) knowingly engages in any dealings or transactions with any Canadian Sanctions Designated Person, or (iii) knowingly is in possession or control of any property or entity that is owned or controlled by a Canadian Sanctions Designated Person.

(e)	Source of Funds - Investment Fund. Clause (iv) of paragraph 9B of the Master Shelf Agreement is deleted and the following substituted therefor:

(iv)       the Source constitutes assets of an “investment fund” (within the meaning of Part VI of PTE 84-14 (the “QPAM Exemption”)) managed by a “qualified professional asset manager” or “QPAM” (within the meaning of Part VI of the QPAM Exemption), no employee benefit plan’s assets that are managed by the QPAM in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, represent more than 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM maintains an ownership interest in the Corporation that would cause the QPAM and the Corporation to be “related” within the meaning of Part VI(h) of the QPAM Exemption and (i) the identity of such QPAM and (ii) the names of any employee benefit plans whose assets in the investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization, represent 10% or more of the assets of such investment fund, have been disclosed to the Corporation in writing pursuant to this clause (d); or

(f)	Definitions. Paragraph 11B of the Master Shelf Agreement is amended by adding the following new definitions in alphabetical order:

“CISADA” means the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, United States Public Law 111195, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Controlled Entity” means any of the Subsidiaries of the Corporation and any of their or the Corporation’s respective Controlled Affiliates. As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing.  A list of OFAC Sanctions Programs may be found at http://www.ustreas.gov/offices/enforcement/ofac/programs/.

2.                              Conditions Precedent

The amendments provided for herein shall not be effective until the date upon which the following conditions have been met (the “Effective Date”):

(a)	the Corporation shall have paid to Prudential an extension fee of U.S [Amount of Fee has been redacted];

(b)	the “Consent and Acknowledgement of Guarantors” appended hereto shall have been executed by each of the Guarantors; and

(c)
the representations, covenants and warranties contained in Section 3 of this Fifth Amendment shall be true on and as of the date hereof; no event or circumstance shall have occurred that individually or in the aggregate has a Material Adverse Effect since December 31, 2011; and there shall exist on the date hereof no Event of Default or Default.

3.                              Representations, Covenants and Warranties

To induce the holders to execute and deliver this Fifth Amendment, the Corporation represents, covenants and warrants to each holder (which representations, covenants and warranties shall survive the execution and delivery of this Fifth Amendment) that as of the Effective Date:

(a)	this Fifth Amendment and the Consent and Acknowledgement of Guarantors attached hereto have been duly authorized, executed and delivered by each party thereto other than the holders;

(b)
the Master Shelf Agreement, as amended by this Fifth Amendment, constitutes a legal, valid and binding obligation of the Corporation, enforceable against it in accordance with its terms except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) ;

(c)
the execution, delivery and performance of this Fifth Amendment (i) are within the corporate powers of the Corporation; (ii) do not require the authorization, consent or approval of any governmental authority or regulatory body or any agency, department or division of any thereof; (iii) do not and will not (A) contravene or conflict with (1) any law, statute, rule or regulation, (2) any provision of its articles or by-laws, (3) any judgment, order or decree of any court, tribunal or arbitrator, or any public, governmental or regulatory agency, authority or body to which it or any of its material assets is subject, or (4) any term, condition or provision of any indenture, agreement or other instrument to which it or its Subsidiaries is a party or by which it or any of its Subsidiaries' properties or assets are or may be bound; or (B) result in a breach of or constitute (alone or with due notice or lapse of time or both) a default under any indenture, agreement or other instrument referred to in clause (iii)(A)(4) of this clause (c); and

(d)	no Default or Event of Default has occurred and is continuing or existed immediately prior to this Fifth Amendment or will exist immediately after.

4.                              Fifth Amendment Part of Master Shelf Agreement

This Fifth Amendment shall be construed in connection with and as part of the Master Shelf Agreement, and except as modified and expressly amended by this Fifth Amendment, all terms, conditions and covenants contained in the Master Shelf Agreement and the Notes are hereby ratified and shall be and remain in full force and effect.  For certainty, nothing herein shall be construed as a novation of the Notes or the indebtedness or obligations represented thereby or by the Master Shelf Agreement as amended by this Fifth Amendment, and the terms of the Notes shall not be and shall not be deemed to be, rescinded, converted or substituted.

5.                              Notices

Any and all notices, certificates and other instruments executed and delivered after the execution and delivery of this Fifth Amendment may refer to the Master Shelf Agreement without making specific reference to this Fifth Amendment but nevertheless all such references shall include this Fifth Amendment unless the context otherwise requires.

6.                              Governing Law

This Fifth Amendment shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta and the law of Canada applicable therein.

7.                              Counterparts

This Fifth Amendment may be executed in any number of counterparts, and by facsimile and pdf, all of which together shall constitute one instrument.

Agreed as of the date first above written.

ARC RESOURCES LTD.
Per:	("Signed")
Name: Van Dafoe Title: Senior Vice-President, Finance

[Purchaser Signatures have been redacted]

CONSENT AND ACKNOWLEDGEMENT OF GUARANTORS

(Fifth Amendment to Amended and Restated Uncommitted Master Shelf Agreement)

The undersigned Guarantors hereby consent to the terms of the above Fifth Amendment and the transactions contemplated thereby and confirm that the guarantees granted by each of the undersigned to or for the benefit of the holders of Notes are in full force and effect.  Without limiting the generality of the foregoing, the undersigned acknowledge that the “Obligations” guaranteed by the undersigned pursuant to the respective guarantees executed by each of the undersigned include, without limitation, all obligations of the Corporation to the holders of Notes under the Master Shelf Agreement as so amended, and all Notes now outstanding or hereafter issued under the Master Shelf Agreement.  For certainty, each reference to “Master Shelf Agreement” in each such guarantee executed by the undersigned shall include the Master Shelf Agreement as defined in this Fifth Amendment, as amended by this Fifth Amendment, and as hereafter further amended, further restated, or supplemented, modified or replaced from time to time.

Dated as of April 14, 2012.

ARC RESOURCES GENERAL PARTNERSHIP, by its manager, ARC RESOURCES LTD.		1504793 ALBERTA LTD.
Per:	("Signed")	Per:	("Signed")
	Name: Van Dafoe Title: Senior Vice-President, Finance		Name: Van Dafoe Title: Senior Vice-President, Finance